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                           February 8, 2023

       Steven J. Evans, MD
       Chief Executive Officer
       Oncolyze, Inc.
       845 UN Plaza, 61b
       New York, NY 10017

                                                        Re: Oncolyze, Inc.
                                                            Post-Qualification
Amendment to Offering Statement on Form 1-A
                                                            Filed on February
2, 2023
                                                            Post-Qualification
Amendment to Offering Statement on Form 1-A
                                                            Filed February 6,
2023
                                                            File No. 024-11890

       Dear Steven J. Evans:

                                                        This is to advise you
that we do not intend to review your amendments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jeanne Campanelli